June 10, 2021 VIA EDGAR AND ACCELLION/KITEWORKS SECURE FILE TRANSFER SYSTEM	1271 Avenue of the Americas
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Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

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Washington, D.C. 20549

Attention:        Sergio Chinos, Esq.

Erin Purnell, Esq.

Andi Carpenter

Anne McConnell

          Re:        TGPX Holdings I LLC

Draft Registration Statement on Form S-1

Submitted May 3, 2021

CIK No. 0001857853

Ladies and Gentlemen:

On behalf of TGPX Holdings I LLC, a Delaware limited liability company (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 27, 2021, relating to the Company’s above referenced confidential Draft Registration Statement on Form S-1 submitted on May 3, 2021 (the “Registration Statement”). This letter is being submitted together with an amendment (“Amendment No. 1”) to the Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, through the Commission’s Accellion/KiteWorks secure file transfer system, copies of this letter, a clean copy of Amendment No. 1 and a copy of Amendment No. 1 marked to show all changes from the version Registration Statement confidentially submitted on May 3, 2021. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

June 10, 2021

General

1.

Please provide us supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.

We note that you have listed that you achieved a milestone net promoter score of 69. Please elaborate on the data behind your net promoter score. For example, please disclose how you calculated this metric. In addition, please revise your disclosure to explain what a net promoter score of 69 means so that investors have a better understanding of the importance of this achievement.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 100 of Amendment No. 1.

Cover Page

3.

We note your disclosure that you expect to be a “controlled company” following the consummation of this offering. Please revise your prospectus cover page to provide the names of the controlling stockholders and their respective percentage of voting power.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page of Amendment No. 1 to provide the names of the controlling stockholders and their respective percentage of voting power.

Summary Consolidated Financial and Operating Data Non-GAAP Financial Measures, page 19

4.

We note you present the non-GAAP financial measure, Adjusted EBITDA Margin. Please present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. This comment is also applicable to your disclosure of Adjusted EBITDA Margin on page 74.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 20 and 75 of Amendment No. 1.

June 10, 2021

Consolidated Financial Statements General, page F-1

5.	Please provide updated interim financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has included timely financial statements and financial information that comply with Rule 3-12 of Regulation S-X in Amendment No. 1.

1 - Description of Business and Basis of Presentation, page F-7

6.

We note TGPX Holdings I LLC is a wholly owned subsidiary of TGP Holdings LP. We also note TGP Holdings LP issued Class B incentive unit awards to your employees for services performed on your behalf and that the equity-based compensation expense associated with the awards is pushed down to your financial statements. Please address the following:

•

Explain to us the nature of any other activities and expenses incurred by TGP Holdings LP during the periods presented and, if applicable, tell us how you determined no additional expense allocations to your financial statements are required based on the provisions of SAB Topic 1:B; and

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that TGP Holdings LP is a partnership with no operations. TGP Holdings LP’s assets consist of its sole subsidiary, TGPX Holdings I LLC. The expenses incurred by TGP Holdings LP primarily relate to equity-based compensation expense and certain insignificant expenses associated with director fees and tax preparation services. The Company advises the Staff that, as the only material expenses incurred by TGP Holdings LP relate to equity-based compensation, the Company determined to disclose such expenses separately in the Registration Statement. The Company reviewed the provisions of SAB Topic 1:B and advises the Staff that it did not identify any additional expenses to be presented in the financial statements of TGPX Holdings I LLC.

•

Tell us whether the Class B incentive unit awards issued by TGP Holdings LP will remain outstanding or be exchanged for options of Traeger, Inc. If the units will be exchanged for options, disclose and discuss the terms of the exchange and address any accounting implications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company expects to accelerate the vesting of any unvested Class B incentive unit awards in connection with the initial public offering. As discussed in the Registration Statement, the Company expects to convert into a Delaware corporation in connection with the initial public offering. As part of this corporate conversion, the Company expects that all Class B incentive units will be converted into shares of common stock of Traeger, Inc. The terms of the vesting and conversion of the Class B incentive units into shares of common stock of Traeger, Inc. have not been finalized. The Company respectfully advises the Staff that, once determined, the terms of such conversion will be disclosed in a subsequent amendment to the Registration Statement. The Company expects that the acceleration of vesting of the unvested Class B incentive units will be accounted for as a modification of the equity awards and will thus require evaluation under modification guidance for share-based payments included in ASC 718 Compensation – Stock Compensation.

June 10, 2021

2 - Summary of Significant Accounting Policies Revenue Recognition and Sales Returns and Allowances, page F-10

7.	Based on disclosures in your accounting policy, in note 3 on page F-14, and in note 5 on page F-15, please address the following:

•

You indicate you have certain contractual programs and practices with customers that can give rise to elements of variable consideration such as customer cooperative advertising and volume incentive rebates and that you estimate the variable consideration using the most likely amount method. Based on the nature of your programs, explain to us why you determined the most likely amount method is the most appropriate;

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has assessed its arrangements with customers for its contractual programs and practices, including cooperative advertising arrangements and volume incentive rebates, under variable consideration guidance set out in ASC 606-10-32-8. According to this guidance, an entity shall estimate an amount of variable consideration by using either the expected value or the most likely amount methods. The Company concluded that the most likely amount was considered to be the most appropriate method to estimate the variable consideration for these contractual programs and practices based on the fact that the contractual programs and practices are only offered to a limited number of customers and the program amounts, such as volume incentive rebate tiers or cooperative advertising percentages, are not consistent between contracts, but rather are specific to each customer. Furthermore, where the variable amounts are driven based on the contractual rates for each customer (which can vary based on achievement of annual revenue thresholds) applied against actual revenue recorded each period, and where the Company has dedicated account representatives who are in positions to estimate total annual revenue throughout the year, the Company is able to calculate the most likely amount. To date, actual amounts claimed by customers have not differed significantly from the Company’s estimates.

•

You indicate you have entered into contracts with some customers that allow for returns and you appear to record a related allowance against account receivables. Explain to us how you account for and record returns, including whether you record refund assets and refund liabilities or, if not, why; and

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company only allows a limited number of customers to return products. The estimated returns liability recorded against accounts receivables, as discussed on pages F-8, F-15 and F-36 of Amendment No. 1, primarily relate to credits that are issued by the Company to its customers for products that are returned to customers by their end consumers. Due to the nature of the Company’s products and the costs associated with returning large, heavy items, the Company does not require its customers to physically return products in order to receive a credit. Rather, products returned by end consumers to the Company’s customers are typically destroyed in the field by the Company’s customers. As cash refunds are not typically issued to customers in connection with product returns, the Company does not classify the estimated amount as a separate refund liability. Instead, credit memos are typically issued to customers, with such credit applied to reduce any respective open accounts receivable balances. As a result, refund liabilities are recorded as a reduction to accounts receivable after considering the right of offset. Due to the fact that the number of physical products returned to the Company are not significant, the Company has

June 10, 2021

determined that the amount of any potential refund asset is not significant and thus has not recorded a refund asset in its financial statements. The Company advises the Staff that, to the extent the Company determines that the amount of its potential refund asset is no longer insignificant, the Company will begin to record a refund asset within other assets.

•	You disclose and discuss sales channels in the filing. Explain to us your consideration of providing disaggregated revenue disclosures by sales channel.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, upon re-evaluating the disclosure regarding the Company’s sales channels, as well as the Company’s expectations for its DTC sales channel, the Company has determined to include disaggregation of revenue by sales channel in its disclosure. In furtherance of the above, the Company has revised the disclosure on pages F-14 and F-36 of Amendment No. 1.

* * *

June 10, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-4520 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Stelios G. Saffos

Stelios G. Saffos
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Jeremy Andrus, Chief Executive Officer, TGPX Holdings I LLC

Thomas Burton, General Counsel, TGPX Holdings I LLC

B. Shayne Kennedy, Latham & Watkins LLP

Ian D. Schuman, Latham & Watkins LLP

Andrew B. Barkan, Fried, Frank, Harris, Shriver & Jacobson LLP

Meredith L. Mackey, Fried, Frank, Harris, Shriver & Jacobson LLP